                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 11-K

             [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                      For the year ended December 29, 2000

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                          Commission file number 1-3551



                 EQUITABLE RESOURCES, INC. EMPLOYEE SAVINGS PLAN

                (Full title of the Plan and address of the Plan, if different from that of the issuer named below)




                            EQUITABLE RESOURCES, INC.

                One Oxford Centre, Suite 3300, 301 Grant Street,
                         Pittsburgh, Pennsylvania 15219

             (Name of issuer of the securities held pursuant to the
               Plan and the address of principal executive office)

                                    CONTENTS

                                                                    Page
                                                                    ----

Report of independent auditors                                        2


Financial statements

   Statements of net assets available for benefits                    3
   Statements of changes in net assets available for benefits         4
   Notes to financial statements                                   5 - 10


Supplementary information

   Schedule H:
     Line 4i--Schedule of Assets (Held at End of Year)               11
   Schedule H:
     Line 4j--Schedule of Reportable Transactions                    12

Signature                                                            13

Index to Exhibits                                                 14 - 15

                         REPORT OF INDEPENDENT AUDITORS



Administrative Committee
Equitable Resources, Inc. Employee Savings Plan


         We have audited the accompanying statements of net assets available for benefits of the Equitable Resources, Inc. Employee Savings Plan as of December 29, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 29, 2000 and 1999, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

         Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held at end of year as of December 29, 2000 and reportable transactions for the year then ended are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                  /s/ Ernst & Young LLP
                                                ---------------------------
                                                      Ernst & Young LLP


Pittsburgh, Pennsylvania
June 21, 2001

                            EQUITABLE RESOURCES, INC.

                              EMPLOYEE SAVINGS PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                                      DECEMBER 29
                                                2000              1999
                                           ---------------------------------

Investments, at fair value:
   Mutual funds                              $43,450,311      $50,330,880
   Common/collective trusts                    6,555,538        8,503,766
   Employer Stock Fund                        11,088,854        6,067,879
   Participant loans                             523,157          568,575
                                           ---------------------------------
Net assets available for benefits            $61,617,860      $65,471,100
                                           =================================


















                             SEE ACCOMPANYING NOTES.

                            EQUITABLE RESOURCES, INC.
                              EMPLOYEE SAVINGS PLAN
           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS


                                                                 YEAR ENDED DECEMBER 29
                                                                 2000              1999
                                                            --------------------------------
Additions:
   Investment income:
     Interest and dividends                                   $ 4,156,573      $ 5,065,948
     Interest on participant loans                                 43,970           53,016
                                                            --------------------------------
   Total investment income                                      4,200,543        5,118,964

   Net (depreciation) appreciation in fair value of
     investments                                               (1,530,681)       7,622,317
   Contributions:
     Matching                                                   2,731,321        2,398,489
     Contract                                                   7,046,631        6,546,454
                                                            --------------------------------
   Total contributions                                          9,777,952        8,944,943
                                                            --------------------------------
Total additions                                                12,447,814       21,686,224

Deductions:
   Withdrawals by participants                                 18,009,109       22,989,183
   Expenses                                                         9,557            9,125
                                                            --------------------------------
Total deductions                                               18,018,666       22,998,308

Transfers from other plans                                      1,566,832               --
Transfers from affiliated plan                                    155,139           83,351
Other                                                              (4,359)              --
                                                            --------------------------------
Net decrease in net assets available for benefits              (3,853,240)      (1,228,733)

Net assets available for benefits:
   At beginning of year                                        65,471,100       66,699,833
                                                            --------------------------------
   At end of year                                             $61,617,860      $65,471,100
                                                            ================================


                             SEE ACCOMPANYING NOTES.

                            EQUITABLE RESOURCES, INC.
                              EMPLOYEE SAVINGS PLAN
                NOTES TO FINANCIAL STATEMENTS FOR THE YEAR ENDED
                                DECEMBER 29, 2000


1.     Description of Plan

       The following description of the Equitable Resources, Inc. Employee Savings Plan (Plan) provides only general information. Participants should refer to the summary plan description for a more complete description of the Plan's provisions.

       General

       The Plan is a defined contribution profit sharing and savings plan, with a 401(k) salary reduction feature, implemented on September 1, 1985, by Equitable Resources, Inc. and certain subsidiaries (the Company or Companies) (unless the represented employee's collective bargaining agreement specifically provides for participation).

       All regular, full-time, non-union employees of the Companies are eligible to participate in the Plan on his or her first day of employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

       During 1999, the Plan was amended to change the plan year's end from December 31 to December 29.

       During February 2000, Equitable Resources, Inc. acquired Appalachian Production assets of Stat Oil. As such, employees of Stat Oil became participants in the Plan and transferred in approximately $1.6 million of assets.

       Contributions

       Participants can elect to contribute between 1% and 15% of eligible earnings to the Plan, subject to Internal Revenue Code (IRC) limitations. These contributions are referred to as contract contributions.

       Prior to January 1, 1999, the Company matched 50% of the first 6% of participants' contract contributions. Effective January 1, 1999, the Company will match a percentage of the first 6% of the participants' contract contributions based on years of service for participants in the NORESCO and Equitable Services divisions as follows:

               Years of Service             Matching Contribution Percentage
               ----------------             --------------------------------

             Less than one year                          50%
             More than one year and
               less than three years                     75%
             More than three years                      100%

       All other participants will receive a match of 50% of the first 6% of their contract contributions.

       In addition, Equitable Production segment and Equitable Headquarters participants receive a performance contribution which is determined on an annual basis at the discretion of the Company. During 2000 and 1999, the amount of the performance contribution was 6% of eligible compensation.

                            EQUITABLE RESOURCES, INC.
                              EMPLOYEE SAVINGS PLAN
                NOTES TO FINANCIAL STATEMENTS FOR THE YEAR ENDED
                                DECEMBER 29, 2000



1.     Description of Plan (Continued)

       Contributions (Continued)

       In addition, effective January 1, 1999, the matching contribution shall be invested in the Employer Stock Fund until the participant is 100% vested. After the participant is 100% vested, the matching contribution will follow the participant's contract investment election(s).

       Rollover Contributions

       Participants are allowed to make rollover contributions (contributions transferred to the Plan from other qualified retirement plans), subject to certain requirements.

       Vesting

       Participants are 100% vested in the value of contract contributions made, and any rollover contributions.

       If employment is terminated for any reason other than retirement, death, or total and permanent disability, a participant is entitled to receive the vested value of any employer contributions.

       Effective January 1, 1999, the vesting schedule for participants in the Plan was changed. Matching contributions are now vested in accordance with the following schedule:

              Years of Continuous Service             Vested Interest
              ---------------------------             ---------------

                      One year                               33%
                      Two years                              66%
                      Three years                           100%












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
                            EQUITABLE RESOURCES, INC.
                              EMPLOYEE SAVINGS PLAN
                NOTES TO FINANCIAL STATEMENTS FOR THE YEAR ENDED
                                DECEMBER 29, 2000



1.     Description of Plan (Continued)

       Vesting (Continued)

       Prior to January 1, 1999, the vesting schedule was:

              Years of Continuous Service          Vested Interest
              ---------------------------          ---------------

                  Less than five years                    0%
                  Five years or more                    100%

       Amounts forfeited by participants upon termination are used to reduce the amount of the Company's future employer contributions to the Plan. In 2000 and 1999, forfeitures of approximately $165,000 and $161,000, respectively, were used to offset contributions.

       Upon retirement, death, total and permanent disability or termination of the Plan, a participant is entitled to receive the full value of any employer contributions, regardless of years of continuous service.

       Withdrawals by Participants

       Payments to participants can be made as follows: a lump-sum distribution, a direct rollover, if applicable, or, in the case of a distribution on account of retirement or total and permanent disability, equal periodic payments over the lesser of: a) the life expectancy of the participant and beneficiary or b) twenty (20) years.

       In September 1999, the Company sold its Midstream Operations to a third party. In connection with this sale, assets of $7.9 million, which represented the balances of participants affected by this sale, were rolled over to the buyer's benefit plan.

       Loans to Participants

       A participant may borrow money from the Plan in amounts up to the lesser of $50,000 or 50% of the vested balance of a participant's account.

                            EQUITABLE RESOURCES, INC.
                              EMPLOYEE SAVINGS PLAN
                NOTES TO FINANCIAL STATEMENTS FOR THE YEAR ENDED
                                DECEMBER 29, 2000



2.     Summary of Significant Accounting Policies

       Investments

       Short-term investments are valued at cost, which approximates market. The Employer Stock Fund consisting of Equitable Resources, Inc. common stock (Company common stock) is valued at market price as quoted on the New York Stock Exchange. The contracts included in the Putnam Stable Value Fund are valued at face value, which approximates market. Other investments are valued at market. There were 166,125 and 181,809 shares of Company common stock as of December 29, 2000 and 1999, respectively.

       Use of Estimates

       The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.     Plan Termination

       Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, the interests of all affected participants will become fully vested.

4.     Investments

       The Plan's investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

                                                           NET CHANGES IN FAIR VALUE
                                                        ------------------------------
                                                                  DECEMBER 29
                                                             2000            1999
                                                        ------------------------------
       Investments at fair value as determined by
         quoted market prices:
           Registered investment companies                $(7,225,745)    $6,790,995
           Common/collective trusts                           (11,819)             -
           Employer stock                                   5,706,883        831,322
                                                        ------------------------------
                                                          $(1,530,681)    $7,622,317
                                                        ==============================

                            EQUITABLE RESOURCES, INC.
                              EMPLOYEE SAVINGS PLAN
                NOTES TO FINANCIAL STATEMENTS FOR THE YEAR ENDED
                                DECEMBER 29, 2000



4.     Investments (Continued)

       Investments that represent 5% or more of fair value of the Plan's net assets not separately disclosed are as follows:


                                                                        DECEMBER 29
                                                                    2000           1999
                                                              ------------------------------
       Alger Mid Cap Retirement Fund                            $   470,047    $        --
       The George Putnam Fund of Boston                           5,081,927      6,284,386
       The Putnam Fund for Growth and Income                      9,083,363     10,939,364
       Putnam Income Fund                                         1,128,788      1,211,749
       Putnam Vista Fund                                            321,359             --
       Putnam Voyager Fund                                       17,744,574     23,530,520
       Putnam Asset Allocation--Growth Portfolio                  2,142,311             --
       Putnam Asset Allocation--Balanced Portfolio                1,464,368             --
       Putnam Asset Allocation--Conservative Portfolio              438,205             --
       Putnam International Growth Fund                           4,891,608      4,030,769
       Putnam Stable Value Fund                                   6,328,090      8,503,766


       Information about the net asset and significant components of the changes in net assets related to the nonparticipant-directed investment is as follows:


                                                                      YEAR ENDED DECEMBER 29
                                                                       2000             1999
                                                                 ---------------------------------
       Net asset:
         Employer Stock Fund                                        $11,088,854      $6,067,879
                                                                 ==================================

       Changes in net assets:
         Dividend income                                            $   201,171     $   235,560
         Net appreciation in fair value of investments                5,706,883         831,322
         Employer contributions                                       1,011,391       1,002,216
         Employee contributions                                         202,590         211,056
         Withdrawals by participants                                 (1,147,772)     (1,623,302)
         Expenses                                                          (974)           (862)
         Transfers to funds                                            (872,985)       (947,867)
         Transfers from other plan                                           --           9,294
         Other                                                          (79,329)             --
                                                                 ---------------------------------
                                                                    $ 5,020,975     $  (282,583)
                                                                 =================================

                            EQUITABLE RESOURCES, INC.
                              EMPLOYEE SAVINGS PLAN
                NOTES TO FINANCIAL STATEMENTS FOR THE YEAR ENDED
                                DECEMBER 29, 2000



5.     Income Tax Status

       The Plan has received a determination letter from the Internal Revenue Service dated July 13, 1999, stating that the Plan is qualified under
       Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan has been amended since the date of the determination letter. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

                           SUPPLEMENTARY INFORMATION

                            EQUITABLE RESOURCES, INC.
                              EMPLOYEE SAVINGS PLAN

                           PLAN 202   EIN: 25-0464690

          SCHEDULE H, LINE 4I--SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                DECEMBER 29, 2000


                    IDENTITY OF ISSUE                       DESCRIPTION OF INVESTMENT            COST           CURRENT VALUE
  -----------------------------------------------------------------------------------------------------------------------------

*   Putnam Bond Index Fund                             Common/collective trust                    (a)            $    61,101
    Alger Mid Cap Retirement Fund                      Mutual fund                                (a)                470,047
    Equitable Life Insurance                           Money market fund                          (a)                    415
    Pimco Total Return Administrative Fund             Mutual fund                                (a)                 31,660
    Alger Small Cap Retirement Fund                    Mutual fund                                (a)                 23,676
    Neuberger Berman Genesis Trust                     Mutual fund                                (a)                174,138
    Pending Account                                    Noninterest-bearing cash                   (a)                  3,536
*   The George Putnam Fund of Boston                   Mutual fund                                (a)              5,081,927
*   The Putnam Fund for Growth and Income              Mutual fund                                (a)              9,083,363
*   Putnam Investors Fund                              Mutual fund                                (a)                 15,815
*   Putnam Income Fund                                 Mutual fund                                (a)              1,128,788
*   Putnam Global Growth Fund                          Mutual fund                                (a)                 30,102
*   Putnam Vista Fund                                  Mutual fund                                (a)                321,359
*   Putnam Voyager Fund                                Mutual fund                                (a)             17,744,574
*   Putnam Growth Opportunities Fund                   Mutual fund                                (a)                232,440
*   Putnam OTC and Emerging Growth Fund                Mutual fund                                (a)                132,434
*   Putnam Asset Allocation--Growth Portfolio          Mutual fund                                (a)              2,142,311
*   Putnam Asset Allocation--Balanced Portfolio        Mutual fund                                (a)              1,464,368
*   Putnam Asset Allocation--Conservative Portfolio    Mutual fund                                (a)                438,205
*   Putnam S&P 500 Index Fund                          Common/collective trust                    (a)                166,347
*   Putnam International Growth Fund                   Mutual fund                                (a)              4,891,608
*   Putnam Balanced Fund                               Mutual fund                                (a)                 39,545
    Loan Fund                                          Participant loans--8.75% to 10.50%                            523,157
    Equitable Resources Common Stock Fund              Employer securities--common shares      $5,869,707         11,088,854
*   Putnam Stable Value Fund                           Common/collective trust                    (a)              6,328,090
                                                                                                                 -----------
                                                                                                                 $61,617,860
                                                                                                                 ===========

(a) Cost information not required as per Special Rule for certain participant-directed transactions.

*Party-in-interest to the Plan.

                            EQUITABLE RESOURCES, INC.
                              EMPLOYEE SAVINGS PLAN

                            PLAN 202 EIN: 25-0464690
            SCHEDULE H, LINE 4J--SCHEDULE OF REPORTABLE TRANSACTIONS
                          YEAR ENDED DECEMBER 29, 2000


                                                                                                          CURRENT
                                                                                                          VALUE OF
                                                                                                          ASSET ON
                                                                   PURCHASE       SELLING      COST OF   TRANSACTION
      IDENTITY OF PARTY INVOLVED     DESCRIPTION OF INVESTMENT      PRICE          PRICE        ASSET       DATE       NET GAIN
----------------------------------------------------------------------------------------------------------------------------------
Category (i)--individual transactions in
excess of 5% of plan assets

Equitable Resources, Inc.               Employer Stock Fund       $  335,573    $       --   $  335,573  $  335,573   $       --

Equitable Resources, Inc.               Employer Stock Fund          391,827            --      391,827     391,827           --

Category (iii)--series of transactions in excess of 5% of plan assets

Equitable Resources, Inc.               Employer Stock Fund        3,883,272            --    3,883,272   3,883,272           --

Equitable Resources, Inc.               Employer Stock Fund               --     4,598,788    3,344,421   4,598,788    1,254,367

There were no category (ii) or (iv) reportable transactions during 2000.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Administrative Committee of the Plan have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                EQUITABLE RESOURCES, INC.
                                                  EMPLOYEE SAVINGS PLAN
                                                     (Name of Plan)


                                            By      /s/ David L. Porges
                                              --------------------------------
                                                       David L. Porges
                                                Executive Vice President and
                                                   Chief Financial Officer

June 21, 2001





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


                                  EXHIBIT INDEX




Exhibit No.                  Description                    Sequential Page No.
--------------------------------------------------------------------------------

   23                Consent of Independent Auditors                15















                                       14